

SECUR 05043591 ...ION
... D.C. 20549

Aug 29 2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox & Company Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5080 N. 40th Street, Suite 103
(No. and Street)

Phoenix (City) Arizona (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Merlin Schumann & Company, P.C.
(Name – *if individual, state last, first, middle name*)

2505 W. Beryl Avenue, Suite 300 (Address) Phoenix (City) Arizona (State) 85021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mary L. Wade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox & Company Investments, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JERA BLEDSOE
Notary Public – Arizona
Maricopa County
Expires 06/30/06

Mary L Wade
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA
Scott R. Gastineau, CPA

INDEPENDENT AUDITORS' REPORT

To The Board of Directors of
Fox & Company Investments, Inc.

We have audited the accompanying statement of financial condition of Fox & Company Investments, Inc., as of June 30, 2005, and the related statements of income and changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox & Company Investments, Inc. as of June 30, 2005, and results of its operations, changes in stockholder's equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Merlin Schumann & Company, P.C.
Merlin Schumann and Company, P.C.
Phoenix, Arizona
July 29, 2005

2505 W. Beryl Ave. • Suite 300 • Phoenix, Arizona 85021 • (602) 870-1426 • Fax (602) 678-0241

FOX & COMPANY INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash and cash equivalents	$	605,509
Cash on deposit with clearing organization-restricted		30,192
Commissions receivable:		
- mutual funds		58,341
- clearing organization		169,975
Securities owned		
- marketable		412,610
- not readily marketable		20,100
Other receivables		159,313
Prepaid expenses		23,603
Furniture, equipment and leasehold improvements, net of accumulated depreciation		62,390
Total Assets	$	1,542,033

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing organization	$	180,750
Commissions payable		316,473
Accounts payable		85,879
Note payable		14,686
Accrued Expenses		20,249
Total Liabilities		618,037
Common stock - $.01 par value - authorized 1,000,000 shares - 500,000 shares issued and outstanding		5,000
Additional paid-in capital		629,745
Retained Earnings		289,251
Total Stockholder's Equity		923,996
Total Liabilities and Stockholder's Equity	$	1,542,033

FOX & COMPANY INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2005

Revenues:		
Commissions	$	4,090,841
Trading profits		543,501
Interest income		7,622
Miscellaneous income		9,938
		4,651,902
Expenses:		
Commissions and brokerage charges		3,317,184
Employee compensation and benefits		586,984
Occupancy and equipment costs		113,761
Insurance		101,561
Legal and professional		107,377
Regulatory fees		98,711
Dues and subscriptions		75,736
Communications		56,528
Depreciation		18,922
Interest expense		22,005
Advertising		2,328
Arbitration awards		5,000
Other operating expenses		284,740
		4,790,837
Net income (loss)	$	(138,935)

FOX & COMPANY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2005

	Common Stock		Additional		
	Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2004	500,000	$ 5,000	629,745	428,186	$1,062,931
Net income (loss) for the year ended June 30, 2005				(138,935)	(138,935)
Balance at June 30, 2005	500,000	$ 5,000	629,745	289,251	$923,996

The Accompanying Notes are an Integral Part
of the Financial Statements

FOX & COMPANY INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

Cash flows from operating activities:		
Net income (loss)	$	(138,935)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		18,922
Increase (decrease) in cash resulting from changes in:		
Deposits with clearing organization		469,991
Securities owned, marketable		27,205
Receivable from clearing organization		(83,396)
Receivable from mutual funds		(15,324)
Other receivables		27,368
Prepaid expenses		(23,603)
Payable to clearing organization		(473,960)
Accounts payable		11,684
Commissions payable		124,184
Accrued expenses		6,516
Net cash used in operating activities		(49,348)
Cash flows from investing activities:		
Purchase of furniture, equipment and leasehold improvements		(31,317)
Cash flows from financing activities:		
Decrease in notes payable		(13,303)
Net decrease in cash and cash equivalents		(93,968)
Cash and cash equivalents, beginning of year		699,477
Cash and cash equivalents, end of year	$	605,509
Supplemental cash flow information:		
Cash paid for interest	$	2,444

The Accompanying Notes are an Integral Part
of the Financial Statements

Note 1: Summary of Significant Accounting Policies

Basis of Presentation

Fox & Company Investments, Inc. (the Company) conducts business as a securities broker-dealer in Phoenix, Arizona, with four branch offices in various states. The Company has an agreement with two clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record-keeping functions. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended June 30, 2005, there is no difference between the Company's net income and comprehensive income.

Securities Transactions

Securities transactions of the Company and commission income and expenses related to customer transactions are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Receivables

The Company provides for potentially uncollectible receivables by use of the allowance method. The allowance is determined based upon a review of the individual accounts outstanding, as well as prior experience. None of the receivables accrue interest on delinquencies. Management estimates that no allowance for uncollectible receivables is necessary at June 30, 2005.

FOX & COMPANY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2005

Note 1: Summary of Significant Accounting Policies, continued

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives of 5 to 7 years, using accelerated and straight line methods. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Advertising Costs

Advertising costs are charged to operations when incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect in deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Note 2: Securities Owned

Securities owned-marketable are carried at quoted market values. At June 30, 2005, securities owned-marketable were comprised of the following:

	Cost	Market Value
Common Stock	$741,357	$411,580
Nonconvertible debt securities	1,047	1,030
	$742,404	$412,610

Note 2: Securities Owned, continued

Securities owned-not readily marketable are carried at cost. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The securities owned, not readily marketable consisted of NASDAQ warrants with a cost basis of $20,100, which management believes approximates fair value.

Note 3: Deposits with Clearing Organization

The Company is required to hold a cash deposit with the clearing broker. The deposit requirements are a contractual obligation between the Company and its clearing broker and can be adjusted based on the type and value of securities held in inventory. The deposit in the amount of $30,192 is considered an allowable asset under the Security and Exchange Commission Uniform Net Capital Rule (rule 15c3-1).

Note 4: Other Receivables

At June 30, 2005, other receivables consisted of the following:

Loans to employees and brokers	$ 22,533
Receivable from former affiliates	128,530
Miscellaneous receivable	8,250
	$159,313

Note 5: Provision for Income Taxes

At June 30, 2005, deferred tax assets consist of the following:

Current portion:	
Charitable contributions	$ 1,800
Federal loss carryforwards	210,000
State loss carryforwards	43,000
	254,800
Long-term portion:	
Depreciation and amortization	4,900
	259,700
Less: valuation allowance	(259,700)
Net deferred tax asset	$ -

FOX & COMPANY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2005

Note 5: Provision for Income Taxes, continued

The Company has established a valuation allowance equal to the net deferred tax asset primarily due to the uncertainty in the utilization of net operating loss carryforwards.

The Company's approximate federal and state net operating loss carryforwards at June 30, 2005, are $620,000. The net operating loss carryforwards may be applied against future taxable income. They expire in various years as follows:

Amount of Unused Federal and State Operating Loss Carryforwards	Federal Expiration During Year Ended June 30,	State Expiration During Year Ended June 30,
$ 30,000	2020	2005
57,000	2021	2006
282,000	2022	2007
112,000	2023	2008
139,000	2024	2009
$620,000		

Note 6: Furniture, Equipment and Leasehold Improvements

At June 20, 2005, furniture, equipment and leasehold improvements consists of the following:

Computer equipment	$ 104,758
Furniture and fixtures	55,659
Automobile	37,944
Office equipment	8,658
Leasehold improvements	15,317
	222,336
Less: accumulated depreciation	(159,946)
	$ 62,390

Note 7: Profit Sharing Plan

The Company has a defined contribution plan covering substantially all of its employees. Contributions to the plan are at the discretion of the board of directors of the Company. For the year ended June 30, 2005, the board of directors elected not to make a contribution to the Plan.

Note 8: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), requiring (1) the maintenance of a minimum amount of net capital and (2) the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis.

At June 30, 2005, the Company had net capital of $561,129, which was $461,129 in excess of the required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 1.10 to 1 as of June 30, 2005.

Note 9: Commitments and Contingencies

Operating Leases

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year.

The Company is leasing corporate office facilities under a lease contract beginning June 1, 2005 and ending July 31, 2008. The lease payments are currently $7,054 per month and will increase annually at approximately 3.4%. The Company will have the option to renew for two additional three year terms.

The Company is under agreement to lease certain equipment through December of 2006. The current lease payments are approximately $263 per month.

The Company is currently leasing storage facilities and other equipment on month-to-month leases for approximately $330 per month.

Note 9: Commitments and Contingencies, continued

Aggregate annual rentals at June 30, 2005, are as follows:

Year Ending June 30,	Amount
2006	$ 87,801
2007	89,176
2008	90,551
	$ 267,528

Total expense for operating leases for the year ended June 30, 2005, totaled $55,593.

Litigation Matters

The Company is a defendant in litigation filed by one of its customers for various claims which include violations of Arizona securities laws, constructive fraud, negligence, breach of fiduciary duty and breach of contract. The claimants claim damages of approximately $1,700,000. The Company believes the suit is without merit and intends to vigorously defend its position. No accrual has been made in the accompanying financial statements for any potential loss arising from this action. Management has advised that this case, aside from a $50,000 deductible, is covered by the errors and omissions insurance policy.

The Company is a co-defendant in an arbitration filed by one of its customers for various claims which include violations of Arizona securities laws, constructive fraud, negligence, breach of fiduciary duty and breach of contract. The suit asks for compensatory damages of approximately $900,000. The Company believes the suit is without merit and intends to vigorously defend its position. No accrual has been made in the accompanying financial statements for any potential loss arising from this action. Management has advised that the insurance company intends not to cover the damages if an award is made.

The Company is a claimant in litigation against a securities clearing firm. The suit asks for re-compensation for a $1,000,000 award that was previously entered against the Company. If the litigation is not successful they could be liable for costs and fees. No

Note 9: Commitments and Contingencies, continued

accrual has been made in the accompanying financial statements for any potential income or loss arising from this action.

The Company is a co-defendant in litigation filed by another securities firm for various claims which include violations of Arizona securities laws, which include breach of fiduciary duty, breach of contract, conversion, trade secret infringement, raiding, aiding, and abetting, and unfair competition. The suit asks for compensatory damages in excess of $1,000,000 and punitive damages in excess of $3,000,000. The Company believes the suit is without merit and intends to vigorously defend its position. No accrual has been made in the accompanying financial statements for any potential loss arising from this action. Management has advised that this case is not covered by the errors and omissions insurance policy.

The Company is currently involved in a dispute with a former client, relating to a sale of securities. The claim is expected to be resolved without formal litigation. The amount of the dispute is approximately $10,000. No accrual has been made in the accompanying financial statements for any potential loss from this action. Management has advised that this case is not covered by the errors and omissions insurance policy.

Note 10: Concentrations and Credit Risks

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

As part of its normal brokerage activities, the Company sells securities not yet purchased for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. The Company had deposits in excess of the federally insured limits in the approximate amount of $337,794 at June 30, 2005.

FOX & COMPANY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2005

Note 11: Note Payable

The Company obtained an auto loan on September 25, 2003, in the amount of $37,944. The loan calls for 36 monthly payments of $1,135, which includes interest at 4.75%.

Total interest paid on the note for the year ended June 30, 2005 was $1,119.

Note 12: Change in Management

During the year, the Company's sole shareholder resigned as President and Chief Executive Officer of the Company, and promoted the Vice President into the position. The Company does not expect the change to negatively affect operations.

Note 13: Subsequent Events

On July 25th, 2005 the Company received a notice of complaint from the NASD regarding inaccuracies in the books from March of 2002 through July of 2003. The Company is a co-respondent along with the former President of the Company. The notice did not divulge the potential dollar amount of the sanctions. The Company is in the process of responding to the complaint.

The shareholder has scheduled to make a withdrawal of capital in the amount of $250,000 on August 1, 2005. As of August 26, 2005, the issuance of this financial statement, the withdrawal of capital had not been performed.

SUPPLEMENTAL INFORMATION

Schedule I

FOX & COMPANY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2005

Net Capital		
Total stockholder's equity		$ 923,996
Nonallowable assets		
Securities owned - not readily marketable	20,100	
Other receivables	159,313	
Furniture, equipment and leasehold improvements	62,390	
Other assets	23,603	
Total deductions		265,406
Net capital before haircuts on securities positions		658,590
Haircuts on securities positions		
Stocks	61,814	
Other Securities	3,046	
Non-convertible debt securities	60	
Undue concentration	32,541	
Total haircuts on securities positions		97,461
Net capital		$ 561,129
Aggregate indebtedness		
Accounts payable, accrued expenses, and other liabilities, as adjusted		$ 618,037
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 41,202
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of above)		$ 100,000
Excess net capital		$ 461,129
Excess net capital at 1000%		$ 499,325
Ratio: Aggregate indebtedness to net capital		1.10 to 1

Schedule I, (continued)

FOX & COMPANY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2005

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per FOCUS report	$	553,542
Changes resulting from audit adjustments		
Increase in cash		4,574
Increase in mutual funds receivable		5,873
Decrease in accounts payable		6,588
Increase in commissions payable		(9,480)
Decrease in haircut on securities positions		32
Net capital per audit report	$	561,129

SCHEDULE II

FOX & COMPANY INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2005

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA
Scott R. Gastineau, CPA

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Fox & Company Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Fox & Company Investments, Inc. (the Company), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve system

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

2505 W. Beryl Ave. • Suite 300 • Phoenix, Arizona 85021 • (602) 870-1426 • Fax (602) 678-0241

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



MERLIN SCHUMANN & CO., P.C.
Phoenix, Arizona
July 29, 2005